SPECIAL MEETING OF SHAREHOLDERS

On May 30, 2003, a Special Meeting of Shareholders for Evergreen Cash Management Fund was held to consider a number of proposals. On February 28, 2003, the record date for the meeting, the Fund had $348,188,667 of net assets outstanding of which $237,475,055 (or 68%) of net assets were represented at the meeting.

Proposal 1 - The proposed reorganization of Evergreen Cash Management Fund into Evergreen Prime Cash Management Fund, a series of Evergreen Select Money Market Trust, a Delaware statutory trust:

                  Net assets voted For       $237,475,055
                  Net assets voted Against        0
                  Net assets voted Abstain        0

Proposal 2 - To consider and vote upon such other matters as may properly come before said meeting or adjournment thereof: Net assets voted For $0 Net assets voted Against 237,475,055

Net assets voted Abstain   0